

May 13, 2014

Craig Brandman
Chief Executive Officer
StepOne Personal Heath, Inc.
9107 Wilshire Group, Suite 450
Beverly Hills, CA 90210

> **Re: StepOne Personal Heath, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 6, 2014**
> **File No. 024-10385**

Dear Mr. Brandman:

Our preliminary review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note the following deficiencies:

1. Your document does not contain the financial statements required by Part F/S of Form 1-A. In this regard, it appears that you included only the statement of income but failed to include a balance sheet and a statement of cash flow and stockholders' equity for the two most recently completed fiscal years as well as notes to the financial statements. Please update your disclosures accordingly.

2. Please file the exhibits that are required by Part III of the Form 1-A, including but not limited to any escrow agreement or subscription agreement.

3. Please revise the offering statement to include a description of the Convertible Preferred Stock Units, including each of the components of the units, that you are offering and the terms on which conversion is permitted.

4. Your offering statement must be signed on behalf of the issuer as well as separately by the Chief Executive Officer, Chief Financial Officer and the majority of your board of directors. If an officer serves in multiple capacities, you must indicate this in the signature block. Refer to Rule 252(d) and revise accordingly.

If you were to request that the offering statement be qualified in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies. Please contact Jan Woo, Attorney-Adviser, at (202) 551-3457 with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
        Natalie Cruz
        Alternative Securities Markets Group